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                                                                  Exhibit (c)(7)

From: Peter Hurley, Harrison Hurley and Company
Sent: Thursday, November 15, 2001 10:24 AM
To: Garza Baldwin, David Clark and Stewart Gibson
Subject: Fwd: Rationale to increase the bid price for Pierre Foods stock

Gentlemen;

As discussed earlier, please find preliminary updated valuation results. We will hold on any further analysis until directed.

Peter

From: John Barrett, Harrison Hurley and Company
Sent: Thursday, November 15, 2001 10:13 AM
To: Peter Hurley, Harrison Hurley and Company
Subject: Rationale to increase the bid price for Pierre Foods stock

Peter:

Per your request, I have analyzed the recent operating performance of Pierre Foods to determine whether an increase in the bid level for Pierre stock is justified, based on margin improvements, since the original stock price valuation was completed on 3/10/01.

There have been two full quarters of operations since the last valuation. Based on the public filings, a statement of revenues and expenses using the trailing twelve months ("ttm") has been created. This statement has been compared to the statement of operations for the fiscal year ended 2/28/01 and the following conclusions have been drawn:

  1) Assuming 5,781,480 shares outstanding, revenues increased $2.42 on a per share basis for the ttm ending 9/1/01.

  2) Costs of goods sold increased $1.97 per share during that period, allowing an increase in gross margin of $.45.

  3) S,G&A expenses were reduced by $664,000 which translates to an improvement of $.11 per share.

  4) Thus, EBITDA improved by $.56 per share.

  5) Slightly lower cost of borrowing reduced interest expense by $.02 per share.

Conclusion is that operating performance for the 12 months ending 9/1/01 is $.58 per share better than for the 12 operating months in the fiscal year ended 2/28/01.

A portion, if not all, of that per share increase can be attributed to improved management of operations in the first two quarters of fiscal year 2002, that is, the six months ending 9/1/01.

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It would be appropriate for a revised open market bid for the stock to reflect the improvement in revenues, margins, and cash flow that have occurred in the period since the original valuation of $1.21 was determined.

I am available to share this analysis with you in greater detail at your convenience.

John